2015 SECOND QUARTER INTERIM REPORT
Financial and Operating Results
For the three and six month periods ended June 30, 2015
All dollar values are expressed in United States dollars unless otherwise stated

ø	Second quarter production averaged 15,064 Bopd (14,251 Bopd sales);

ø	Completed the second direct sale of Egyptian crude oil entitlement production to a third party buyer on April 4, 2015;

ø	Positive second quarter funds flow of $7.0 million ($0.09 per share);

ø	Held 253,771 bbls of West Gharib entitlement crude production in inventory at quarter-end (valued at cost);

ø	Second quarter net loss of $12.6 million ($0.17 per share);

ø	Achieved operating expense reductions of $1.3 million as compared to Q1-2015, representing an 8% decrease;

ø	Spent $22.3 million on exploration and development during the quarter;

ø	Ended the quarter with $123.0 million in cash and cash equivalents; positive working capital of $178.7 million or $104.3 million net of debt (including convertible debentures);

ø	Collected $18.2 million in accounts receivable from the Egyptian Government during the quarter;

ø	Paid quarterly dividend of $0.05 per share ($3.7 million) on June 30, 2015;

ø	Approved third quarter dividend of $0.05 per share, which will be paid on September 30, 2015; and

ø	Repurchased 2,269,990 common shares under the normal course issuer bid as at June 30, plus an additional 833,802 common shares subsequent to quarter-end.

A conference call to discuss TransGlobe's 2015 second quarter results as presented was held on Thursday, August 13, 2015 and can be accessed on the Company's website at http://www.trans-globe.com/investors/presentations-and-events.html

www.trans-globe.com

TSX: TGL NASDAQ: TGA

FINANCIAL AND OPERATING RESULTS
(US$000s, except per share, price, volume amounts and % change)

	Three Months Ended June 30			Six Months Ended June 30
Financial	2015	2014	% Change	2015	2014	% Change
Oil revenue	62,647	144,208	(57)	116,898	297,348	(61)
Oil revenue, net of royalties	33,960	76,040	(55)	63,533	154,406	(59)
Derivative gain (loss) on commodity contracts	—	—	—	(688)	—	—
Production and operating expense	14,188	19,025	(25)	29,653	38,603	(23)
Selling costs	806	—	—	3,897	—	—
General and administrative expense	6,019	6,844	(12)	13,937	13,852	1
Depletion, depreciation and amortization expense	12,397	12,233	1	23,921	25,398	(6)
Income taxes	2,750	17,861	(85)	5,939	37,142	(84)
Funds flow from operations*	6,991	43,185	(84)	3,703	75,672	(95)
Basic per share	0.09	0.58		0.05	1.02
Diluted per share	0.09	0.57		0.05	1.00
Net earnings	(12,580)	26,199	(148)	(23,777)	42,891	(155)
Basic per share	(0.17)	0.35		(0.32)	0.57
Diluted per share	(0.17)	0.35		(0.32)	0.57
Capital expenditures	22,337	17,490	28	36,438	31,855	14
Dividends paid	3,703	11,229	(34)	7,466	11,229	(34)
Dividends paid per share	0.05	0.15	(67)	0.10	0.15	(33)
Working capital	178,743	271,524	(34)	178,743	271,524	(34)
Convertible debentures	74,421	88,814	(16)	74,421	88,814	(16)
Common shares outstanding
Basic (weighted-average)	74,236	74,826	(1)	74,747	74,732	—
Diluted (weighted-average)	74,236	75,657	(2)	74,747	75,668	(1)
Total assets	599,744	705,859	(15)	599,744	705,859	(15)
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

Operating
Average production volumes (Bopd)	15,064	16,112	(7)	14,976	17,083	(12)
Average sales volumes (Bopd)	14,251	16,485	(14)	13,567	17,204	(21)
Average price ($ per Bbl)	48.31	96.14	(50)	47.60	95.49	(50)
Operating expense ($ per Bbl)	10.94	12.68	(14)	12.08	12.40	(3)

2	Q2-2015

CORPORATE SUMMARY
TransGlobe Energy Corporation's (“TransGlobe” or the “Company”) total production averaged 15,064 barrels of oil per day (“Bopd”) during the quarter, which is a slight increase from Q1-2015 production of 14,886 Bopd.

TransGlobe completed its second direct sale of Egyptian crude production to a third party buyer on April 4, 2015 and payment was received in full in early May. The next lifting is scheduled for late September and the Company is in discussions with EGPC regarding liftings in the fourth quarter and 2016. This change in how TransGlobe's crude is sold significantly reduces the Company's credit risk exposure going forward.

Processing of the Eastern Desert seismic data was completed during the second quarter, and mapping/interpretation is ongoing. The Company is targeting to have a drill-ready prospect inventory (which incorporates the new seismic data and drilling results to date) prepared prior to year-end. No wells were drilled in the Eastern Desert during the second quarter, and no wells are currently budgeted for the remainder of 2015.

The Company completed the acquisition of 400 square kilometers of 3-D seismic on the South Ghazalat concession in the Western Desert during the second quarter. It is expected that this seismic data will be processed and available for mapping by the fourth quarter. No wells were drilled in the Western Desert during the second quarter, and no wells are currently budgeted for the remainder of 2015.

Dated Brent oil prices averaged $61.69 in the second quarter of 2015. Egypt crude is sold at a quality discount to Dated Brent and received a blended price of $48.48 during the quarter. The Company had funds flow of $7.0 million ($0.09 per share) and ended the quarter with positive working capital of $178.7 million or $104.3 million net of debt (the convertible debentures). The Company collected $18.2 million of accounts receivable from the Egyptian government during the quarter, resulting in an accounts receivable balance of $72.8 million as at June 30, 2015.

The Company's crude oil inventory in West Bakr decreased from 179,730 barrels to zero, and in West Gharib increased from zero to 253,771 barrels. Had the West Gharib entitlement oil been sold in the quarter, the increase in funds flow net of the funds flow generated by West Bakr opening inventory would have been approximately $2.6 million using Q2-2015 realized pricing.

The Company experienced a net loss in the quarter of $12.6 million, which included a $7.8 million non-cash unrealized loss on convertible debentures. The $7.8 million loss represents a fair value adjustment in accordance with IFRS, but does not represent a cash loss or a change in the future cash outlay required to repay the convertible debentures.

The Company has been focused on decreasing operating expenses, and as a result has achieved cost reductions in operating costs of $1.3 million in Q2-2015 as compared to Q1-2015.

The Company paid a dividend of $0.05 per share on June 30, 2015, and has approved a $0.05 per share dividend for the third quarter, which will be paid on September 30, 2015. In addition, the Company initiated a normal course issuer bid for its common shares on March 26, 2015. During the second quarter, the Company repurchased 2,269,990 common shares. Subsequent to the end of the second quarter, the Company repurchased an additional 833,802 common shares. In total the Company has now repurchased over 4% of its shares that were issued and outstanding at the beginning of the year.
TransGlobe remains in a strong financial position and is well positioned to weather the downturn in world oil prices. The current oil price correction is part of the normal commodity cycle seen many times over the Company's history. TransGlobe's management will continue to steward capital programs, focus on cost reductions and maintain a strong balance sheet through 2015 and beyond. In addition, management will continue to seek out opportunities to grow the Company and diversify our risk so that we will be well positioned to prosper in the long term.

Q2-2015	3

OPERATIONS UPDATE
ARAB REPUBLIC OF EGYPT

EASTERN DESERT

West Gharib, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

No wells were drilled during the second quarter, and no wells are currently budgeted for the remainder of 2015.
Production
Production from West Gharib averaged 9,031 Bopd to TransGlobe during the second quarter, a 2% (227 Bopd) decrease from the previous quarter.
Production averaged 8,298 Bopd in July. July production was lower due to well servicing during the month and natural declines.

Sales
TransGlobe marketed and sold 544,752 barrels of Ras Gharib blend during the second quarter which included 385,829 barrels of West Bakr entitlement oil for the first half of 2015. The remaining 158,923 barrels were allocated to West Gharib entitlement oil produced in the second quarter. As at the end of the second quarter, TransGlobe held 253,771 barrels of West Gharib entitlement oil as inventory which is scheduled to be lifted and sold in the third quarter.

Quarterly West Gharib Production (Bopd)	2015		2014
	Q-2	Q-1	Q-4	Q-3
Gross production rate	9,031	9,258	8,440	9,092
TransGlobe working interest	9,031	9,258	8,440	9,092
TransGlobe inventory	2,789	—	—	—
Total sales	6,242	9,258	8,440	9,092
Government share (royalties and tax)	4,496	4,611	4,175	4,774
TransGlobe sales (after royalties and tax) *	1,746	4,647	4,265	4,318
* Under the terms of the West Gharib Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.

West Bakr, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
No wells were drilled during the second quarter, and no wells are currently budgeted for the remainder of 2015.
Production
Production from West Bakr averaged 5,592 Bopd to TransGlobe during the second quarter, a 13% (661 Bopd) increase from the previous quarter. The production increases are attributed to pump upgrades and the associated increases in pump performance and uptime.

Production averaged 5,854 Bopd in July.

Sales
TransGlobe marketed and sold 544,752 barrels of Ras Gharib blend during the second quarter which included 385,829 barrels of West Bakr entitlement oil for the first half of 2015 (West Bakr first quarter entitlement oil was held as inventory at the end of the first quarter). As a result, there was no crude oil inventory held at West Bakr at the end of the second quarter. Through the direct marketing process, the West Bakr entitlement oil for the first half of 2015 received $0.88/barrel less than West Gharib entitlement oil which is sold as Ras Gharib blend, due to oil quality adjustments. The $0.88/barrel reduction represented a discount of approximately 2% of the Ras Gharib blend pricing, versus a historical discount of approximately 12%.

Quarterly West Bakr Production (Bopd)	2015		2014
	Q-2	Q-1	Q-4	Q-3
Gross production rate	5,592	4,931	5,963	5,148
TransGlobe working interest	5,592	4,931	5,963	5,148
TransGlobe inventory	—	1,997	—	—
Total sales	7,567	2,934	5,963	5,148
Government share (royalties and tax)	3,327	2,934	3,691	3,568
TransGlobe sales (after royalties and tax) *	4,240	—	2,272	1,580
* Under the terms of the West Bakr Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.

4	Q2-2015

North West Gharib, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration
No wells were drilled during the second quarter, and no wells are currently budgeted for the remainder of 2015.
The Company completed the acquisition of approximately 480 square kilometers of 3-D seismic in North West Gharib ("NWG") in the fourth quarter of 2014. Processing of the seismic data was completed during the second quarter, and mapping/interpretation is underway. The Company is targeting to have a drill-ready prospect inventory (which incorporates the new seismic data and drilling results to date) prepared prior to year-end.
South West Gharib, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
The Company completed the acquisition of approximately 235 square kilometers of 3-D seismic in South West Gharib (“SWG”) in the fourth quarter of 2014 which covered the entire concession area. Processing was completed during the second quarter, and mapping/interpretation is underway. The Company is targeting to have a drill ready prospect inventory prepared prior to year-end.
South East Gharib, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
The Company completed the acquisition of approximately 330 square kilometers of 3-D seismic and 325 kilometers of 2-D seismic in South East Gharib (“SEG”) in the fourth quarter of 2014. Processing of the 3-D seismic was completed during the second quarter, and preliminary mapping/interpretation is underway. The Company is targeting to have a drill ready prospect inventory prepared prior to year-end.
In addition, the Company initiated a field mapping program in Q4-2014 to better understand the structural and stratigraphic complexities in this block.  SEG has little well control, but contains several outcrop and surface fault expressions, that includes the Morgan Accommodation Zone, a complex structural feature where dominant fault polarities change across the zone.  The field work was concluded successfully in 2014.  The field mapping results will be integrated into the seismic interpretation to better constrain that interpretation during prospect identification.
WESTERN DESERT

East Ghazalat, Arab Republic of Egypt (50% working interest)
Operations and Exploration
No wells were drilled during the second quarter, and no wells are currently budgeted for the remainder of 2015.
Production
Production from the Safwa field averaged 884 Bopd (442 Bopd to TransGlobe) during the second quarter, a 72 Bopd (14%) decrease to TransGlobe from the previous quarter. Production decreases are attributed to natural declines and shut-in wells awaiting pump changes.
The Safwa field production averaged 874 Bopd (437 Bopd to TransGlobe) in July.
Sales
TransGlobe continues to sell its entitlement share of production (after royalties and tax) to EGPC.

Quarterly East Ghazalat Production (Bopd)	2015		2014
	Q-2	Q-1	Q-4	Q-3
Gross production rate	884	1,028	1,115	1,316
TransGlobe working interest	442	514	558	658
Total sales	442	514	558	658
Government share (royalties and tax)	265	308	335	395
TransGlobe sales (after royalties and tax) *	177	206	223	263
* Under the terms of the East Ghazalat Production Sharing Concession, royalties and taxes are paid out of the Government's share of production.

South Alamein, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
The Company did not plan for any wells in 2015 due to the prolonged delays in receiving military approvals for new wells in the central portion of the concession which includes the Boraq discovery. The Company has negotiated and received EGPC approval to suspend the final exploration

Q2-2015	5

period effective July 8, 2012. The suspended area is approximately 800 square kilometers which has been deemed non-accessible by the military due to ongoing training and other activities in the area. The South Alamein concession was scheduled to reach the end of the final exploration period on April 4, 2014. Effective April 4, 2014 the remaining exploration lands outside of the restricted access zone were relinquished in accordance with the concession agreement. The relinquished lands were evaluated and were not considered prospective. The remaining lands in the South Alamein concession agreement are extended until such time as military access is approved, at which time the Company will have approximately 20 months to complete additional exploration and appraisal in the final exploration phase. All other provisions of the South Alamein concession agreement remain in place. The current South Alamein concession lands include the Boraq discovery and the remaining exploration prospects of interest. The Company and the Ministry of Petroleum are working together to engage the military and find solutions to obtain access to the remaining concession area.
South Ghazalat, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
The Company acquired 408 square kilometers of 3-D seismic in the south west corner of the South Ghazalat concession during the second quarter, on time and under budget. The data is being processed and it is expected that the processed data will be available for mapping by the fourth quarter.
North West Sitra, Arab Republic of Egypt (100% working interest, operated)
EGPC announced that TransGlobe was the successful bidder on the North West Sitra (“NW Sitra”) concession (100% working interest) in the 2014 EGPC bid round which closed on July 7, 2014. The NW Sitra concession was signed and ratified into law on January 8, 2015.
The 1,946 square kilometer (480,850 acre) NW Sitra concession is located in the Western Desert immediately to the west of the company’s South Ghazalat concession in the prolific Abu Gharadig basin. The Company has paid the signature bonus of $2 million and committed to an initial work commitment of $10 million (300 square kilometers of 3-D seismic and two exploration wells) in the first exploration phase.
The concession has a 7-year exploration term which is comprised of two 3.5 year (42 month) exploration phases. The first 3.5 year exploration phase commenced January 8, 2015. The new concession provides for the approval of 20-year development leases for commercial discoveries.
Following the successful South Ghazalat seismic acquisition program in the second quarter, the Company began work on the NW Sitra 3-D seismic acquisition program and tender process. It is expected that the 300+ square kilometer 3-D seismic program will go to tender this fall and be awarded by year end, subject to budget availability in 2016.
REPUBLIC OF YEMEN (Non-operated)
Yemen is now a small portion of the Company’s portfolio due to our success in Egypt. Yemen is our legacy international asset which provided the revenue platform that allowed TransGlobe to expand its operations into Egypt. Notwithstanding the Company’s Yemeni assets are in a prolific geologic basin with good contractual terms and infrastructure connected, due to the continued and increasing risk profile the Company wrote down the Yemen asset values to zero at year-end 2014. Subsequent to year-end the Company relinquished its interests in Block 32 and Block 72.
All activities on the Company’s remaining interests (25% working interest) in Blocks S-1 and 75 have been suspended due to continued political strife. To date the facilities and wells located on Block S-1 have not been impacted, however, export and supply systems have been shut down or restricted due to ongoing military activity in the country. At this time it is difficult to predict when activities can be resumed.

6	Q2-2015

MANAGEMENT'S DISCUSSION AND ANALYSIS
August 11, 2015
The following discussion and analysis is management's opinion of TransGlobe's historical financial and operating results and should be read in conjunction with the unaudited Condensed Consolidated Interim Financial Statements for the Company for the three and six months ended June 30, 2015 and 2014 and the audited Consolidated Financial Statements and management's discussion and analysis ("MD&A") for the year ended December 31, 2014 included in the Company’s annual report. The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board in the currency of the United States (except where otherwise noted). Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s annual report on Form 40-F may be found on EDGAR at www.sec.gov.
READER ADVISORIES
Forward Looking Statements
Certain statements or information contained herein may constitute forward-looking statements or information under applicable securities laws, including, but not limited to, management’s assessment of future plans and operations, the anticipated amount and timing of future dividend payments, the sustainability of future dividend payments, anticipated increases to the Company's reserves and production, collection of accounts receivable from the Egyptian Government, drilling plans and the timing thereof, commodity price risk management strategies, adapting to the current political situations in Egypt and Yemen, reserve estimates, management’s expectation for results of operations for 2015, including expected 2015 average production, funds flow from operations, the 2015 capital program for exploration and development, the timing and method of financing thereof, method of funding drilling commitments, and commodity prices and expected volatility thereof. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future.
Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements or information. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions.
Forward-looking statements or information necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, economic and political instability, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. The recovery and reserve estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.
In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market and receive payment for its oil and natural gas products.
Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and at the Company's website (www.trans-globe.com). Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

Q2-2015	7

DIVIDENDS
During the six months ended June 30, 2015, TransGlobe paid cash dividends as follows:

Ex-dividend date	Record Date	Payment Date	Per Share Amount
March 12, 2015	March 16, 2015	March 31, 2015	$0.05
June 11, 2015	June 15, 2015	June 30, 2015	$0.05

On August 11, 2015, TransGlobe's Board of Directors approved and declared a quarterly dividend of $0.05 per share, which is payable on September 30, 2015 to shareholders of record on September 15, 2015. The quarterly dividend declared on August 11, 2015 has been designated as an eligible dividend under the Income Tax Act (Canada).
The actual amount of future quarterly dividends will be proposed by management and subject to the approval and discretion of the Board. The Board reviews proposed dividend payments in conjunction with their review of quarterly financial and operating results. Future dividend levels will be dependent upon economic factors including commodity prices, capital expenditure programs and production volumes, and will be evaluated regularly to ensure that dividend payments do not compromise the strong financial position or the growth of the Company.
MANAGEMENT STRATEGY AND OUTLOOK
The Q3-2015 outlook provides information as to management’s expectation for results of operations for Q3-2015. Readers are cautioned that the Q3-2015 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to commodity prices and fluctuations in the business environment, including disruptions caused by the ongoing political changes and civil unrest occurring in the jurisdictions that the Company operates in, and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this MD&A.
Q3-2015 Outlook
It is expected that Q3-2015 production will average approximately 13,800 Bopd.  The Company now markets its own crude, therefore future funds flow will be dependent upon the timing of crude oil tanker liftings and the pricing that the Company is able to negotiate for its crude. Because these factors are difficult to accurately predict, the Company has not provided funds flow guidance for 2015. Funds flow and crude oil inventory levels are expected to fluctuate significantly from quarter to quarter due to the timing of liftings.
On April 4th TransGlobe lifted and sold its second directly marketed crude oil shipment, which was comprised of 544,752 barrels of Ras Gharib blend. The sold barrels were first allocated to West Bakr entitlement oil for the first half of the year, which amounted to 385,829 barrels. The remaining 158,923 barrels were allocated to West Gharib entitlement oil produced in the second quarter. West Gharib was in an under-lift (unsold) position of 253,771 entitlement barrels at the end of the quarter, whereas West Bakr held no crude oil inventory at quarter end. The next cargo lifting is scheduled for late September.

2015 Capital Budget
($ millions)
Egypt	37.0
Yemen	0.5
Total	37.5
The 2015 capital program is split 49:51 between development and exploration, respectively. The focus for the second half of 2015 will be on building the exploration prospect inventory from the recently acquired seismic in the Eastern Desert region of Egypt and interpretation of the recently completed 400 km2 3-D seismic program on the South Ghazalat concession in the Western Desert. No wells were drilled during the second quarter and there are currently no plans for any further drilling activities for the remainder of the year. The capital budget shown above excludes amounts for capitalized G&A. It is anticipated that the Company will fund its 2015 capital budget from funds flow from operations and working capital.
ADDITIONAL MEASURES
Funds Flow from Operations
This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash necessary to fund future growth through capital investment. Funds flow from operations may not be comparable to similar measures used by other companies.

8	Q2-2015

Reconciliation of Funds Flow from Operations
	Three Months Ended June 30		Six Months Ended June 30
($000s)	2015	2014	2015	2014
Cash flow from operating activities	24,323	33,467	42,371	36,678
Changes in non-cash working capital	(17,332)	9,718	(38,668)	38,994
Funds flow from operations*	6,991	43,185	3,703	75,672
* Funds flow from operations does not include interest or financing costs. Interest expense is included in financing costs on the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income. Cash interest paid is reported as a financing activity on the Condensed Consolidated Interim Statements of Cash Flows.

Debt-to-funds flow ratio
Debt-to-funds flow is a measure that is used to set the amount of capital in proportion to risk. The Company’s debt-to-funds flow ratio is computed as long-term debt, including the current portion, plus convertible debentures over funds flow from operations for the trailing twelve months. Debt-to-funds flow may not be comparable to similar measures used by other companies.
Netback
Netback is a measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.
TRANSGLOBE’S BUSINESS
TransGlobe is a Canadian-based, publicly-traded oil exploration and production company whose activities are concentrated in the Arab Republic of Egypt (“Egypt”), with additional legacy non-operated assets in the Republic of Yemen (“Yemen”).

Q2-2015	9

SELECTED QUARTERLY FINANCIAL INFORMATION

	2015		2014				2013
(000s, except per share, price and volume amounts)	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3
Average production volumes (Bopd)	15,064	14,886	15,172	15,109	16,112	18,067	18,519	18,197

Inventory volumes (Bbl)	253,325	179,730	—	13,025	4,500	49,103	37,326	9,510
Average sales volumes (Bopd)	14,251	12,876	15,139	15,132	16,485	17,932	18,213	18,109
Average price ($/Bbl)	48.31	46.82	66.41	88.59	96.14	94.89	96.10	97.18
Oil sales	62,647	54,251	92,488	123,317	144,208	153,140	161,035	161,900
Oil sales, net of royalties	33,960	29,573	52,340	67,848	76,040	78,366	81,196	78,531
Cash flow from operating activities	24,323	18,048	113,422	(3,123)	33,467	3,211	109,226	22,035
Funds flow from operations*	6,991	(3,288)	15,932	28,885	43,185	32,487	36,743	33,483
Funds flow from operations per share
- Basic	0.09	(0.04)	0.21	0.38	0.58	0.44	0.49	0.45
- Diluted	0.09	(0.04)	0.19	0.35	0.57	0.43	0.49	0.44
Net earnings	(12,580)	(11,197)	(50,571)	19,162	26,199	16,692	6,893	16,344
Net earnings (loss) - diluted	(12,580)	(13,577)	(63,384)	14,934	26,199	16,692	6,893	16,344
Net earnings per share
- Basic	(0.17)	(0.15)	(0.67)	0.26	0.35	0.22	0.09	0.22
- Diluted	(0.17)	(0.17)	(0.77)	0.18	0.35	0.22	0.09	0.22
Dividends paid	3,703	3,763	3,762	3,761	11,229	—	—	—
Dividends paid per share	0.05	0.05	0.05	0.05	0.15	—	—	—

Total assets	599,744	614,345	654,058	720,306	705,859	692,341	675,800	723,708
Cash and cash equivalents	122,961	126,101	140,390	77,939	110,057	107,607	122,092	128,162
Convertible debentures	74,421	65,511	69,093	83,229	88,814	87,765	87,539	85,300
Total long-term debt, including	—	—	—	—	—	—	—	39,040
current portion
Debt-to-funds flow ratio**	1.5	0.8	0.6	0.6	0.6	0.6	0.6	0.8
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

** Debt-to-funds flow ratio is measure that represents total long-term debt (including the current portion) plus convertible debentures over funds flow from operations from the trailing 12 months and may not be comparable to measures used by other companies.

During the second quarter of 2015, TransGlobe:

•	Maintained a strong financial position, reporting a trailing 12 months debt-to-funds flow ratio of 1.5 at June 30, 2015;

•	Paid a quarterly dividend of $3.7 million ($0.05/share).

•	Reported a net loss of $12.6 million, which includes a $7.8 million unrealized non-cash loss on convertible debentures;

•	Experienced an increase in oil sales compared to Q1-2015 primarily as a result of increased sales volumes and higher oil prices during the second quarter;

•
Achieved positive funds flow from operations of $7.0 million, which is a significant improvement from Q1-2015. This is primarily due to a larger number of entitlement barrels being sold in Q2-2015 (544,752 bbls) versus Q1-2015 (418,245 bbls), combined with reduced operating, selling and cash general and administrative costs; and

•	Spent $22.3 million on capital programs, which was funded entirely with funds flow from operations and cash on hand.

10	Q2-2015

2015 TO 2014 NET EARNINGS VARIANCES

	$000s	$ Per Share Diluted	% Variance
Q2-2014 net earnings	26,199	0.35
Cash items
Volume variance	(10,034)	(0.13)	(37)
Price variance	(71,527)	(0.96)	(273)
Royalties	39,481	0.53	151
Expenses:
Production and operating	4,837	0.07	18
Selling costs	(806)	(0.01)	(3)
Cash general and administrative	285	—	1
Exploration	221	—	1
Current income taxes	10,556	0.14	40
Realized foreign exchange gain (loss)	(5)	—	—
Interest on long-term debt	225	—	1
Other income	(9,202)	(0.12)	(35)
Total cash items variance	(35,969)	(0.48)	(136)
Non-cash items
Unrealized foreign exchange gain	1,953	0.03	7
Depletion, depreciation and amortization	(164)	—	(1)
Unrealized gain (loss) on financial instruments	(9,747)	(0.13)	(37)
Stock-based compensation	274	—	1
Deferred income taxes	4,555	0.06	17
Deferred lease inducement	266	—	1
Amortization of deferred financing costs	53	—	—
Total non-cash items variance	(2,810)	(0.04)	(12)
Q2-2015 net earnings	(12,580)	(0.17)	(148)
TransGlobe recorded a net loss of $12.6 million in Q2-2015 compared to earnings of $26.2 million in Q2-2014. The negative earnings impact of reduced sales volumes and significantly lower oil prices totaled $81.6 million in aggregate compared to Q2-2014, which was partially offset by decreased royalties and current income taxes of $50.0 million. The mark-to-market adjustment on the convertible debentures created a $9.7 million negative earnings variance, while a further $9.3 million negative variance was caused by the reverse termination fee received from Caracal in Q2-2014. Reduced production and operating expenses and a deferred tax recovery had a significant positive impact on earnings in Q2-2015 compared to Q2-2014.
BUSINESS ENVIRONMENT
The Company’s financial results can be significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2015		2014
	Q-2	Q-1	Q-4	Q-3	Q-2
Dated Brent average oil price ($/Bbl)	61.69	53.92	76.40	101.82	108.95
U.S./Canadian Dollar average exchange rate	1.230	1.241	1.136	1.089	1.091

The price of Dated Brent oil averaged 14% higher in Q2-2015 compared with Q1-2015. All of the Company’s production is priced based on Dated Brent and shared with the respective governments through PSCs. When the price of oil increases, it takes fewer barrels to recover costs (cost recovery barrels) which are assigned 100% to the Company. The contracts provide for cost recovery per quarter up to a maximum percentage of total revenue. Timing differences often exist between the Company's recognition of costs and their recovery as the Company accounts for costs on an accrual basis, whereas cost recovery is determined on a cash basis. If the eligible cost recovery is less than the maximum defined cost recovery, the difference is defined as "excess". In Egypt, depending on the PSC, the Contractor's share of excess ranges between 0% and 30%. In Yemen, under the Production Sharing Agreements, the excess is treated as production sharing oil. If the eligible cost recovery exceeds the maximum allowed percentage, the unclaimed cost recovery is carried forward to the next quarter. Typically maximum cost recovery or cost oil ranges from 25% to 30% in Egypt and 50% to 60% in Yemen. The balance of the production after maximum cost recovery is shared with the respective governments (production sharing oil). In Egypt, depending on the contract, the government receives 70% to 86% of the production sharing oil or profit oil. In Yemen, the government receives 65% of the production sharing oil or profit oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of production sharing oil increases when production exceeds pre-set production levels in the respective contracts. During times of increased oil prices, the Company receives less cost oil and may receive more production sharing oil. During times of lower oil prices, the Company receives more cost oil and may receive less profit oil. For reporting purposes, the Company records the respective government’s share of production as royalties and taxes (all taxes are paid out of the government’s share of production) which will increase during times of rising oil prices and will decrease in times of declining oil prices.

Q2-2015	11

Egypt has been experiencing significant political changes over the past four years and while this has had an impact on the efficient operations of the government in general, business processes and the Company’s operations have generally proceeded as normal. While exploration and development activities have generally been uninterrupted, the Company has experienced delays in the collection of accounts receivable from the Egyptian government. The Company collected a substantial amount on overdue receivables in 2014 ($233.5 million), which reduced the accounts receivable balance to $117.6 million as at December 31, 2014. The trend of accounts receivable reductions has continued through the first half of 2015, in which the Company collected $45.3 million, bringing the receivable balance down to $72.8 million. In December 2014, the Company negotiated an arrangement with EGPC to begin marketing its entitlement barrels from the Eastern Desert on a go-forward basis. Two oil shipments were lifted in the first half of 2015, and the Company expects to complete another two liftings in the second half of the year. The next cargo lifting is scheduled for late September. TransGlobe anticipates that this marketing process will reduce or eliminate future issues regarding receivables for oil sales.

OPERATING RESULTS AND NETBACK
Daily Volumes, Working Interest before Royalties (Bopd)
Production Volumes

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Egypt	15,064	15,956	14,885	16,619
Yemen	—	156	91	464
Total Company	15,064	16,112	14,976	17,083

Sales Volumes (excludes volumes held as inventory)

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Egypt	14,251	15,956	13,483	16,619
Yemen	—	529	84	585
Total Company	14,251	16,485	13,567	17,204

Netback

Accounting netback
	Six Months Ended June 30
	2015		2014
(000s, except per Bbl amounts)(1)	$	$/Bbl	$	$/Bbl
Egypt	18,499	7.58	76,797	25.53
Yemen	(2,938)	(193.24)	1,009	9.53
Consolidated	15,561	6.33	77,806	24.99
1.
The Company achieved the netbacks above on sold barrels of oil in the six months ended June 30, 2015 and June 30, 2014 (these figures do not include TransGlobe entitlement barrels held as inventory at June 30, 2015).

	Three months ended June 30
	2015		2014
(000s, except per Bbl amounts)(1)	$	$/Bbl	$	$/Bbl
Egypt	13,031	10.05	38,618	26.59
Yemen	(1,612)	—	294	6.10
Consolidated	11,419	8.81	38,912	25.95
1.
The Company achieved the netbacks above on sold barrels of oil in the three months ended June 30, 2015 and June 30, 2014 (these figures include TransGlobe entitlement barrels produced in prior periods and sold in the current quarter, and do not include TransGlobe entitlement barrels held as inventory at June 30, 2015).

12	Q2-2015

Notional netback
	Six Months Ended June 30
	2015		2014
(000s, except per Bbl amounts)(1)	$	$/Bbl	$	$/Bbl
Egypt	27,434	10.18	76,797	25.53
Yemen	(2,938)	(193.24)	1,009	9.53
Consolidated	24,496	9.05	77,806	24.99
1.
It is estimated that the Company would have achieved the netbacks noted above if the Company’s sales volumes had been equivalent to production volumes, and if all sales had taken place at the average realized selling price for the period.

	Three months ended June 30
	2015		2014
(000s, except per Bbl amounts)(1)	$	$/Bbl	$	$/Bbl
Egypt	15,669	11.43	38,618	26.59
Yemen	(1,612)	—	294	6.10
Consolidated	14,057	10.24	38,912	25.95
1.
It is estimated that the Company would have achieved the netbacks noted above if the Company’s sales volumes had been equivalent to production volumes, and if all sales had taken place at the average realized selling price for the period.

Egypt - accounting netback
	Six Months Ended June 30
	2015		2014
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	116,288	47.65	285,963	95.07
Royalties	53,734	22.02	139,721	46.45
Current taxes	14,380	5.89	37,153	12.35
Production and operating expenses	25,778	10.56	32,292	10.74
Selling costs	3,897	1.60	—	—
Netback	18,499	7.58	76,797	25.53

	Three months ended June 30
	2015		2014
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	62,872	48.48	139,020	95.74
Royalties	28,694	22.13	66,699	45.94
Current taxes	7,563	5.83	17,718	12.20
Production and operating expenses	12,778	9.85	15,985	11.01
Selling costs	806	0.62	—	—
Netback	13,031	10.05	38,618	26.59
The netback per Bbl in Egypt decreased 62% and 70%, respectively, in the three and six months ended June 30, 2015 compared with the same periods of 2014. The decreased netbacks were principally the result of a reduction in realized oil prices of 49% and 50%, respectively, in the three and six months ended June 30, 2015 compared with the same periods of 2014.
Production and operating expenses decreased by $3.2 million and $6.5 million, respectively, in the three and six months ended June 30, 2015 compared to the same periods of 2014. This is principally the result of reduced activity levels combined with the Company's efforts to achieve cost efficiencies in a lower oil price environment. These cost savings have translated to reductions of 11% and 2%, respectively, on a per Bbl basis even though sales volumes were lower in the current year. Also contributing to the reduction in netback per Bbl were selling costs (mainly transportation and marketing fees) incurred on the direct sale of the Company's crude oil. TransGlobe completed two direct sales of crude oil to third party buyers during the first half of 2015 (one lifting in each of the first two quarters). The Q1-2015 lifting was sold CIF (cost, insurance and freight) destination, resulting in significantly higher selling costs in the first quarter, whereas the Q2-2015 lifting was sold FOB shipping point.
Royalties and taxes as a percentage of revenue decreased to 58% and 59%, respectively, for the three and six months ended June 30, 2015 compared with 61% and 62%, respectively, for the same periods of 2014 as a result of lower oil prices. If all crude oil had been sold in the period in which it was produced for the first half of 2015, royalties and taxes as a percentage of revenue would have been 55% and 53%, respectively, for the three and six months ended June 30, 2015. When oil prices fall it takes more barrels to recover costs, thereby reducing (or eliminating) excess cost oil barrels, the majority of which are allocated to the government.
The average selling price during the three months ended June 30, 2015 was $48.48/Bbl, which was $13.21/Bbl lower than the average Dated Brent oil price of $61.69/Bbl for the period (Q2-2014 $108.95/Bbl). The difference is due to a gravity/quality adjustment and is also impacted by the timing of the direct sale, specifically the Q2-2015 lifting which was sold based on the April average Dated Brent price.

Q2-2015	13

Egypt - notional netback
	Six Months Ended June 30
	2015		2014
(000s, except per Bbl amounts)(1)	$	$/Bbl	$	$/Bbl
Oil sales	128,378	47.65	285,963	95.07
Royalties	53,734	19.94	139,721	46.45
Current taxes	14,380	5.34	37,153	12.35
Production and operating expenses	28,519	10.59	32,292	10.74
Selling costs	4,311	1.60	—	—
Netback	27,434	10.18	76,797	25.53
1.
It is estimated that the Company would have achieved the netbacks noted above if the Company’s sales volumes had been equivalent to production volumes, and if all sales had taken place at the average realized selling price for the period.

	Three months ended June 30
	2015		2014
(000s, except per Bbl amounts)(1)	$	$/Bbl	$	$/Bbl
Oil sales	66,458	48.48	139,020	95.74
Royalties	28,694	20.93	66,699	45.94
Current taxes	7,563	5.52	17,718	12.20
Production and operating expenses	13,682	9.98	15,985	11.01
Selling costs	850	0.62	—	—
Netback	15,669	11.43	38,618	26.59
1.
It is estimated that the Company would have achieved the netbacks noted above if the Company’s sales volumes had been equivalent to production volumes, and if all sales had taken place at the average realized selling price for the period.

Yemen
In January 2015, the Company provided notice of its relinquishment of its interests in Block 32 and Block 72 in Yemen due to project economics and security issues. The relinquishment of Blocks 32 and 72 were effective March 31, 2015 and February 28, 2015, respectively. The Company has retained its 25% interest in Blocks S-1 and 75.
Although TransGlobe’s Yemen properties contributed minimal sales volumes during the first half, the Company continued to incur the majority of the operating costs associated with the blocks. These factors resulted in a negative netback per Bbl of $193.24 in Yemen for the six months ended June 30, 2015. There were no sales in Yemen for the three months ended June 30, 2015.

GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	Six Months Ended June 30
	2015		2014
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	14,843	6.04	14,708	4.72
Stock-based compensation	2,573	1.05	2,728	0.88
Capitalized G&A and overhead recoveries	(3,479)	(1.42)	(3,584)	(1.15)
G&A (net)	13,937	5.67	13,852	4.45

	Three Months Ended June 30
	2015		2014
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	6,525	5.03	6,898	4.60
Stock-based compensation	1,620	1.25	1,894	1.26
Capitalized G&A and overhead recoveries	(2,126)	(1.64)	(1,948)	(1.30)
G&A (net)	6,019	4.64	6,844	4.56
G&A expenses (net) for the three months ended June 30, 2015 decreased 12% in Q2-2015 compared with Q2-2014 (2% increase on a per bbl basis). G&A expenses (net) for the six months ended June 30, 2015 increased 1% in Q2-2015 compared with Q2-2014 (27% increase on a per bbl basis). The majority of the per Bbl amount increases are due to reduced sales volumes in the first half of 2015 as compared to 2014. If all crude oil was sold in the same period it was produced for the first half of the year, G&A (gross) per bbl would have been $4.76 and $5.48, respectively, for the three and six months ended June 30, 2015, representing a 3% and 16% increase, respectively, as compared to the same periods in 2014.

14	Q2-2015

FINANCE COSTS
Finance costs for the three and six months ended June 30, 2015 were $1.6 million and $3.3 million, respectively (2014 - $1.9 million and $3.8 million, respectively). Interest expense on the convertible debentures for the three and six-month periods ended June 30, 2015 were $1.2 million and $2.4 million, respectively (2014 - $1.3 million and $2.6 million, respectively). The decrease in this portion of the interest expense is due to foreign exchange fluctuations, as the interest on the convertible debentures is paid in Canadian dollars. The remaining decrease in interest expense is due to a lower utilization of the Company's Borrowing Base Facility as at June 30, 2015 compared to June 30, 2014.

	Three Months Ended June 30		Six Months Ended June 30
(000s)	2015	2014	2015	2014
Interest expense	$1,354	$1,579	$2,793	$3,195
Amortization of deferred financing costs	226	279	462	555
Finance costs	$1,580	$1,858	$3,255	$3,750
The Company had no long-term debt outstanding under the Borrowing Base Facility as at June 30, 2015 (June 30, 2014 - $nil million). The borrowing base was reduced from $85.5 million to $71.0 million on June 30, 2015 as a result of a scheduled reduction to the facility. The Borrowing Base Facility bears interest at LIBOR plus an applicable margin that varies from 5.0% to 5.5% depending on the amount drawn under the facility, and the term of the facility extends to December 31, 2017.
In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$14.04 per common share. The debentures are not redeemable by the Company on or before March 31, 2015 other than in limited circumstances in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted-average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price (or C$17.55 per common share). The conversion price of the convertible debentures will adjust for any amounts paid out as dividends on the common shares of the Company, provided that the dividend payment causes the conversion price to change by 1% or more. Interest of 6% is payable semi-annually in arrears on March 31 and September 30. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.

DEPLETION AND DEPRECIATION (“DD&A”)

	Six Months Ended June 30
	2015		2014
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	23,704	9.71	24,030	7.99
Yemen	—	—	1,150	10.86
Corporate	217	—	218	—
	23,921	9.74	25,398	8.16

	Three Months Ended June 30
	2015		2014
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	12,288	9.48	11,660	8.03
Yemen	—	—	448	9.31
Corporate	109	—	125	—
	12,397	9.56	12,233	8.15
In Egypt, DD&A increased 18% and 22% on a per Bbl basis in the three and six months ended June 30, 2015 compared to 2014. This increase is mostly due to a lower reserve base over which to deplete costs in Egypt.
In Yemen, no DD&A expense was recorded in the three and six months ended June 30, 2015 due to the fact that the Company wrote its Yemen assets down to nil on the 2014 year-end Consolidated Balance Sheet. In January 2015, the Company relinquished its interests in Block 32 (13.81% working interest) and Block 72 (20% working interest) in Yemen (effective March 31, 2015 and February 28, 2015, respectively) due to ongoing political and tribal turmoil in the vicinity of the blocks. The Company has retained its 25% working interest in Block S-1 and Block 75 and reclassified the Block S-1 reserves to contingent resources.

Q2-2015	15

CAPITAL EXPENDITURES

	Six Months Ended June 30
($000s)	2015	2014
Egypt	36,302	30,445
Yemen	—	984
Corporate	136	426
Total	36,438	31,855
In Egypt, total capital expenditures in the first six months of 2015 were $36.3 million (2014 - $30.4 million). During the first half of the year, the Company drilled five wells in Egypt (three at NWG, one at West Bakr and one at West Gharib). All drilling activity took place in the first quarter of the year. No wells were drilled during the second quarter and the Company has no plans for any further drilling activities for the remainder of the year. Year-to-date, the Company has spent $14.2 million on seismic acquisition, processing and interpretation, all of which has been capitalized as exploration and evaluation assets. The largest contributor to seismic costs during the year has been the South Ghazalat 3-D acquisition, which was under budget at $12.9 million. The Company has expended $1.7 million on facilities construction and improvements, and has capitalized $3.5 million of G&A costs related to capital projects.
The Company paid a signing bonus in the amount of $2.0 million upon ratification of the NW Sitra concession agreement, which has been capitalized as an intangible exploration and evaluation asset.

OUTSTANDING SHARE DATA
As at June 30, 2015, the Company had 73,039,171 common shares issued and outstanding and 5,858,400 stock options issued and outstanding, which are exercisable in accordance with their terms into a maximum of 5,858,400 common shares of the Company.
NORMAL COURSE ISSUER BID
On March 25, 2015, the Toronto Stock Exchange ("TSX") accepted the Company's notice of intention to make a Normal Course Issuer Bid ("NCIB") for its common shares. Under the NCIB, the Company may acquire up to 6,207,585 common shares, which is equal to 10% of the public float. The NCIB commenced on March 31, 2015, and will terminate on March 30, 2016 or such earlier date on which TransGlobe completes its purchases of common shares under the NCIB or terminates the NCIB at its option. The maximum number of common shares that may be acquired by the Company during the same trading day is 89,289, which is equal to 25% of the Company's average daily trading volume of 357,159 for the previous six completed calendar months, subject to the Company's ability to make one block purchase of common shares per calendar week that exceeds such limit. All shares acquired will be cancelled.
The Company has entered into an automatic share purchase plan with a broker in order to facilitate the repurchase of its common shares. Under the Company's automatic share purchase plan, the Company's broker may repurchase shares under the NCIB during the Company's self-imposed blackout periods. The automatic share purchase plan has been approved by the TSX and will be implemented for a six month term effective March 31, 2015.
During the three and six months ended June 30, 2015, the Company repurchased 2,269,990 common shares. Subsequent to the end of the second quarter, the Company repurchased an additional 833,802 common shares.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to evaluate the Company’s overall financial strength is debt-to-funds flow from operations (calculated on a 12-month trailing basis). TransGlobe’s debt-to-funds flow from operations ratio, a key short-term leverage measure, remained strong at 1.5 times at June 30, 2015 (December 31, 2014 - 0.6). TransGlobe's debt-to-funds flow ratio has deteriorated in the first half of 2015, and is expected to deteriorate further in the second half of the year, as a result of a lower oil price environment. Despite the deterioration of this particular ratio, the Company remains in a strong financial position due to prudent capital resource management. TransGlobe's management will continue to steward capital programs, focus on cost reductions and maintain a strong balance sheet through 2015 and beyond.

16	Q2-2015

The table below illustrates TransGlobe’s sources and uses of cash during the periods ended June 30, 2015 and 2014:

Sources and Uses of Cash
	Six Months Ended June 30
($000s)	2015	2014
Cash sourced
Funds flow from operations[1]	3,703	75,672
Exercise of stock options	208	1,606
	3,911	77,278
Cash used
Capital expenditures	36,438	31,855
Dividends paid	7,466	11,229
Transfer to restricted cash	1	1
Purchase of common shares	9,031	—
Finance costs	2,738	4,056
Other	1,125	639
	56,799	47,780
	(52,888)	29,498
Changes in non-cash working capital	35,459	(41,533)
Increase in cash and cash equivalents	(17,429)	(12,035)
Cash and cash equivalents – beginning of period	140,390	122,092
Cash and cash equivalents – end of period	122,961	110,057
1 Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital.
Working capital is the amount by which current assets exceed current liabilities. At June 30, 2015, the Company had working capital of $178.7 million (December 31, 2014 - $229.7 million). The decrease to working capital in Q2-2015 is principally due to reduced oil prices. The majority of the Company’s accounts receivable are due from EGPC, and the economic challenges in the country increased EGPC's credit risk, which in turn increased the Company’s credit risk. The Company expects to recover the entire accounts receivable balance in full. The Company collected a total of $45.3 million from EGPC during the first half of 2015, which reduced the receivable balance to $72.8 million at quarter-end. In December 2014, the Company negotiated an arrangement with EGPC to begin marketing its entitlement barrels from the Eastern Desert on a go-forward basis. The Company has completed two direct sales of crude oil to a third party buyer during the first half of 2015. The Company anticipates that this direct marketing will reduce or eliminate any future issues regarding collections on receivables for oil sales, and will significantly reduce the Company's credit risk on a go-forward basis.
To date, the Company has experienced no difficulties with transferring funds abroad.
At June 30, 2015, TransGlobe had $71.0 million available under a Borrowing Base Facility of which no amounts were drawn, however, the Company was utilizing $58.6 million in the form of letters of credit primarily to support its work commitments under the Egyptian PSCs signed in 2013.

COMMITMENTS AND CONTINGENCIES
As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)			Payment Due by Period[1,2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued	Yes-Liability	32,848	32,848	—	—	—
liabilities
Convertible debentures	Yes-Liability	74,421	—	74,421	—	—
Office, equipment and drilling rig leases	No	5,438	1,002	2,547	1,679	210
Minimum work commitments[3]	No	27,684	750	26,934	—	—
Total		140,391	34,600	103,902	1,679	210

[1]	Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.

[2]	Payments denominated in foreign currencies have been translated at June 30, 2015 exchange rates.

[3]	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

Q2-2015	17

The Company is subject to certain office and equipment leases.
Pursuant to the PSC for North West Gharib in Egypt, the Company had a minimum financial commitment of $35.0 million ($9.7 million remaining) and a work commitment for 30 wells and 200 square kilometers of 3-D seismic during the initial-three year exploration period, which commenced on November 7, 2013. As at June 30, 2015, the Company had expended $25.3 million towards meeting that commitment.
Pursuant to the PSC for South East Gharib in Egypt, the Company had a minimum financial commitment of $7.5 million ($2.3 million remaining)and a work commitment for two wells, 200 square kilometers of 3-D seismic and 300 kilometers of 2-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at June 30, 2015, the Company had expended $5.2 million towards meeting that commitment.
Pursuant to the PSC for South West Gharib in Egypt, the Company had a minimum financial commitment of $10.0 million ($5.1 million remaining)and a work commitment for four wells and 200 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at June 30, 2015, the Company had expended $4.9 million towards meeting that commitment.

Pursuant to the PSC for South Ghazalat in Egypt, the Company had a minimum financial commitment of $8.0 million and a work commitment for two wells and 400 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at June 30, 2015, the Company had met its financial commitment.
Pursuant to the PSC for North West Sitra in Egypt, the Company had a minimum financial commitment of $10.0 million ($9.9 million remaining) and a work commitment for two wells and 300 square kilometers of 3-D seismic during the initial three and a half year exploration period, which commenced on January 8, 2015. As at June 30, 2015, the Company had expended $0.1 million towards meeting that commitment.
In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at June 30, 2015.
DERIVATIVE COMMODITY CONTRACTS
The Company’s operational results and financial condition are dependent on the commodity prices received for its oil production. TransGlobe uses hedging arrangements from time to time as part of its risk management strategy to manage commodity price fluctuations and stabilize cash flows for future exploration and development programs.
In Q1-2015, the Company purchased a financial floor derivative commodity contract at a cost of $0.7 million to protect the pricing received on its first direct crude sale to a third party buyer. The cost of this contract has been presented as a realized loss on derivative commodity contracts in this interim report. No derivative commodity contracts were purchased during Q2-2015. As there were no outstanding derivative commodity contracts at June 30, 2015 or December 31, 2014, no assets or liabilities have been recognized on the Consolidated Balance Sheets for the respective periods.
The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors.

INTERNAL CONTROLS OVER FINANCIAL REPORTING
TransGlobe's management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, of the Canadian Securities Administrators and as defined in Rule 13a-15 under the US Securities Exchange Act of 1934. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, focusing in particular on controls over information contained in the annual and interim financial statements. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
No changes were made to the Company’s internal control over financial reporting during the period ended June 30, 2015 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

18	Q2-2015

Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss)
(Unaudited – Expressed in thousands of U.S. Dollars, except per share amounts)

		Three Months Ended		Six Months Ended
		June 30		June 30
	Notes	2015	2014	2015	2014

REVENUE
Oil sales, net of royalties	4	$33,960	$76,040	$63,533	$154,406
Finance revenue	5	133	85	276	182
Other revenue		—	9,250	—	9,250
		34,093	85,375	63,809	163,838

EXPENSES
Production and operating		14,188	19,025	29,653	38,603
Selling costs	6	806	—	3,897	—
General and administrative		6,019	6,844	13,937	13,852
Foreign exchange (gain) loss		1,173	3,121	(3,884)	11
Finance costs	5	1,580	1,858	3,255	3,750
Exploration		6	227	27	665
Depletion, depreciation and amortization		12,397	12,233	23,921	25,398
Realized derivative loss on commodity contracts		—	—	688	—
Unrealized (gain) loss on financial instruments	12	7,754	(1,993)	10,153	1,526
		43,923	41,315	81,647	83,805

Earnings (loss) before income taxes		(9,830)	44,060	(17,838)	80,033
Income tax expense (recovery) - current		7,547	18,103	14,422	37,997
- deferred		(4,797)	(242)	(8,483)	(855)
		2,750	17,861	5,939	37,142
NET EARNINGS (LOSS) AND COMPREHENSIVE
INCOME (LOSS) FOR THE PERIOD		$(12,580)	$26,199	$(23,777)	$42,891

Earnings (loss) per share	16
Basic		$(0.17)	$0.35	$(0.32)	$0.57
Diluted		$(0.17)	$0.35	$(0.32)	$0.57
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Q2-2015	19

Condensed Consolidated Interim Balance Sheets
(Unaudited - Expressed in thousands of U.S. Dollars)

		As at	As at
	Notes	June 30, 2015	December 31, 2014

ASSETS
Current
Cash and cash equivalents	7	$122,961	$140,390
Accounts receivable		72,813	117,575
Prepaids and other		9,951	16,872
Product inventory	8	5,866	—
		211,591	274,837
Non-Current
Restricted cash		1,549	1,548
Deferred financing costs	11	1,111	1,572
Intangible exploration and evaluation assets	9	120,736	100,594
Property and equipment
Petroleum properties	10	251,072	261,737
Other assets	10	5,505	5,590
Goodwill		8,180	8,180
		$599,744	$654,058

LIABILITIES
Current
Accounts payable and accrued liabilities		$32,848	$45,150
		32,848	45,150
Non-Current
Convertible debentures	12	74,421	69,093
Deferred taxes		30,567	39,050
Other long-term liabilities		558	665
		138,394	153,958

SHAREHOLDERS' EQUITY
Share capital	14	155,274	164,006
Contributed surplus		20,652	19,427
Retained earnings		285,424	316,667
		461,350	500,100
		$599,744	$654,058
See accompanying notes to the Condensed Consolidated Interim Financial Statements.
Approved on behalf of the Board:
Signed by:

“Ross G. Clarkson”	“Fred J. Dyment”

Ross G. Clarkson	Fred J. Dyment
Director	Director

20	Q2-2015

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(Unaudited – Expressed in thousands of U.S. Dollars)

		Three Months Ended		Six Months Ended
		June 30		June 30
	Notes	2015	2014	2015	2014

Share Capital
Balance, beginning of period	14	$164,305	$161,531	$164,006	$160,561
Purchase of common shares	14	(9,031)	—	(9,031)	—
Stock options exercised	14	—	890	208	1,606
Transfer from contributed surplus on exercise of options	14	—	302	91	556
Balance, end of period		$155,274	$162,723	$155,274	$162,723

Contributed Surplus
Balance, beginning of period		$20,104	$16,310	$19,427	$15,692
Stock-based compensation expense	15	548	1,194	1,316	2,066
Transfer to share capital on exercise of options		—	(302)	(91)	(556)
Balance, end of period		$20,652	$17,202	$20,652	$17,202

Retained Earnings
Balance, beginning of period		$301,707	$340,629	$316,667	$323,937
Net earnings (loss) and total comprehensive income (loss)		(12,580)	26,199	(23,777)	42,891
Dividends	17	(3,703)	(11,229)	(7,466)	(11,229)
Balance, end of period		$285,424	$355,599	$285,424	$355,599
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Q2-2015	21

Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of U.S. Dollars)

		Three Months Ended		Six Months Ended
		June 30		June 30
	Notes	2015	2014	2015	2014
CASH FLOWS RELATED TO THE FOLLOWING
ACTIVITIES:

OPERATING
Net earnings (loss) for the period		$(12,580)	$26,199	$(23,777)	$42,891
Adjustments for:
Depletion, depreciation and amortization		12,397	12,233	23,921	25,398
Deferred lease inducement		(153)	113	(52)	218
Stock-based compensation		1,620	1,894	2,573	2,728
Finance costs	5	1,580	1,858	3,255	3,750
Income tax expense		2,750	17,861	5,939	37,142
Unrealized (gain) loss on financial instruments	12	7,754	(1,993)	10,153	1,526
Unrealized (gain) loss on foreign currency translation		1,170	3,123	(3,887)	16
Income taxes paid		(7,547)	(18,103)	(14,422)	(37,997)
Changes in non-cash working capital	19	17,332	(9,718)	38,668	(38,994)
Net cash generated by (used in) operating activities		24,323	33,467	42,371	36,678

INVESTING
Additions to intangible exploration and evaluation assets	9	(13,660)	(2,506)	(20,142)	(3,702)
Additions to petroleum properties	10	(8,413)	(14,183)	(15,780)	(27,263)
Additions to other assets	10	(264)	(801)	(516)	(890)
Changes in restricted cash		—	—	(1)	(1)
Changes in non-cash working capital	19	7,639	(2,854)	(3,209)	(2,539)
Net cash generated by (used in) investing activities		(14,698)	(20,344)	(39,648)	(34,395)

FINANCING
Issue of common shares for cash	14	—	890	208	1,606
Purchase of common shares	14	(9,031)	—	(9,031)	—
Interest paid		(160)	(209)	(2,738)	(4,056)
Dividends paid	17	(3,703)	(11,229)	(7,466)	(11,229)
Increase (decrease) in other long-term liabilities		126	(140)	—	(270)
Net cash generated by (used in) financing activities		(12,768)	(10,688)	(19,027)	(13,949)
Currency translation differences relating to cash and cash equivalents		3	15	(1,125)	(369)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(3,140)	2,450	(17,429)	(12,035)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		126,101	107,607	140,390	122,092

CASH AND CASH EQUIVALENTS, END OF PERIOD		$122,961	$110,057	$122,961	$110,057
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

22	Q2-2015

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at June 30, 2015 and December 31, 2014 and for the periods ended June 30, 2015 and 2014
(Unaudited - Expressed in U.S. Dollars)
1. CORPORATE INFORMATION
TransGlobe Energy Corporation is a publicly listed company incorporated in Alberta, Canada and its shares are listed on the Toronto Stock Exchange (“TSX”) and NASDAQ Exchange (“NASDAQ”). The address of its registered office is 2300, 250 – 5th Street SW, Calgary, Alberta, Canada, T2P 0R4. TransGlobe Energy Corporation together with its subsidiaries (“TransGlobe” or the “Company”) is engaged primarily in oil exploration, development and production and the acquisition of properties.
2. BASIS OF PREPARATION
Statement of compliance
These Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) effective as of June 30, 2015. These Condensed Consolidated Interim Financial Statements do not contain all the disclosures required for full annual financial statements and should be read in conjunction with the December 31, 2014 Consolidated Financial Statements.
These Condensed Consolidated Interim Financial Statements were authorized for issue by the Board of Directors on August 11, 2015.
Basis of measurement
The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements were the same as those used in the preparation of the most recent Annual Financial Statements for the year ended December 31, 2014.
The Company prepared these Condensed Consolidated Interim Financial Statements on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business as they become due. Accordingly, these Condensed Consolidated Interim Financial Statements have been prepared on a historical cost basis, except for cash and cash equivalents and convertible debentures that have been measured at fair value.
Functional and presentation currency
In these Condensed Consolidated Interim Financial Statements, unless otherwise indicated, all dollar amounts are presented and expressed in United States (U.S.) dollars, which is the Company’s functional currency. All references to $ are to United States dollars and references to C$ are to Canadian dollars and all values are rounded to the nearest thousand except when otherwise indicated.

3. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Fair Values of Financial Instruments
The Company has classified its cash and cash equivalents as assets at fair value through profit or loss and its convertible debentures as financial liabilities at fair value through profit or loss, which are both measured at fair value with changes being recognized through earnings. Accounts receivable and restricted cash are classified as loans and receivables; accounts payable and accrued liabilities, and long-term debt are classified as other liabilities, all of which are measured initially at fair value, then at amortized cost after initial recognition.
Carrying value and fair value of financial assets and liabilities are summarized as follows:

	June 30, 2015		December 31, 2014
	Carrying	Fair	Carrying	Fair
Classification (000s)	Value	Value	Value	Value
Financial assets at fair value through profit or loss	$122,961	$122,961	$140,390	$140,390
Loans and receivables	74,362	74,362	119,123	119,123
Financial liabilities at fair value through profit or loss	74,421	74,421	69,093	69,093
Other liabilities	32,848	32,848	45,150	45,150
Assets and liabilities at June 30, 2015 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.
The Company’s cash and cash equivalents and convertible debentures are assessed on the fair value hierarchy described above. TransGlobe’s cash and cash equivalents and convertible debentures are classified as Level 1. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level. There were no transfers between levels in the fair value hierarchy in the period.

Q2-2015	23

Credit risk
Credit risk is the risk of loss if the counterparties do not fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to cash equivalents and accounts receivable, the majority of which are in respect of oil operations. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. The Company has not experienced any material credit losses in the collection of accounts receivable to date.
Trade and other receivables are analyzed in the table below. The majority of these receivables are due from the Egyptian General Petroleum Corporation ("EGPC"). The political transition and resultant economic malaise in the country that began in 2011 has resulted in irregular collection of accounts receivable from EGPC and generally a larger receivable balance, which has increased TransGlobe's credit risk. Despite these factors, the Company expects to collect in full all outstanding receivables.
In January 2015, TransGlobe began direct sales of Eastern Desert entitlement production to international buyers. The Company completed its second direct crude sale to a third party buyer during the second quarter of 2015. Going forward, the Company anticipates that direct sales will continue to reduce outstanding accounts receivable and credit risk in future periods.

(000s)
Trade receivables at June 30, 2015
Neither impaired nor past due	$1,563
Impaired (net of valuation allowance)
Not impaired and past due in the following period:
Within 30 days	268
31-60 days	307
61-90 days	357
Over 90 days	70,318
The Company manages its credit risk on cash equivalents by investing only in term deposits with reputable Canadian and international banking institutions.
4. OIL REVENUE

	Three Months Ended June 30		Six Months Ended June 30
(000s)	2015	2014	2015	2014
Oil sales	$62,647	$144,208	$116,898	$297,348
Less: Royalties	28,687	68,168	53,365	142,942
Oil sales, net of royalties	$33,960	$76,040	$63,533	$154,406
In January 2015, TransGlobe began direct sales of Eastern Desert entitlement production to international buyers. The Company completed its second direct crude sale to a third party buyer during the second quarter of 2015. Going forward, the Company anticipates that direct sales will continue to reduce outstanding accounts receivable and credit risk in future periods.

5. FINANCE REVENUE AND COSTS
Finance revenue relates to interest earned on the Company’s bank account balances and term deposits.
Finance costs recognized in earnings were as follows:

	Three Months Ended June 30		Six Months Ended June 30
(000s)	2015	2014	2015	2014
Interest expense	$1,354	$1,579	$2,793	$3,195
Amortization of deferred financing costs	226	279	462	555
Finance costs	$1,580	$1,858	$3,255	$3,750

24	Q2-2015

6. SELLING COSTS
Selling costs include transportation and marketing costs associated with the direct sale of the Company's Egyptian crude oil production to third party buyers. The Company completed its second direct crude sale to a third party buyer during the second quarter of 2015.
7. CASH AND CASH EQUIVALENTS

(000s)	June 30, 2015	December 31, 2014
Cash	$102,961	$140,390
Cash equivalents	20,000	—
	$122,961	$140,390
8. PRODUCT INVENTORY
Product inventory consists of crude oil held in storage, which is valued at the lower of cost or net realizable value. Cost includes operating expenses and depletion associated with the crude oil that is held in storage as determined on a concession by concession basis.
9. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

(000s)
Balance at December 31, 2014	$100,594
Additions	20,142
Balance at June 30, 2015	$120,736
10. PROPERTY AND EQUIPMENT

(000s)	Petroleum Properties	Other Assets	Total
Balance at December 31, 2014	$523,833	$13,204	$537,037
Additions	15,780	516	16,296
Balance at June 30, 2015	$539,613	$13,720	$553,333

Accumulated depletion, depreciation, amortization and impairment losses at	$262,096	$7,614	$269,710
December 31, 2014
Depletion, depreciation and amortization for the period	26,445	601	27,046
Balance at June 30, 2015	$288,541	$8,215	$296,756

Net Book Value
At December 31, 2014	$261,737	$5,590	$267,327
At June 30, 2015	$251,072	$5,505	$256,577

11. LONG-TERM DEBT
The Company’s interest-bearing loans and borrowings are measured at amortized cost. As at June 30, 2015, the only significant interest-bearing loans and borrowings is related to the Borrowing Base Facility, under which the Company has borrowing capacity of $71.0 million. The Borrowing Base Facility has a term that extends to December 31, 2017, and is secured by a pledge over certain bank accounts, a pledge over the Company’s subsidiaries and a fixed and floating charge over certain assets. The credit facility bears interest at the LIBOR rate plus an applicable margin, which ranges from 5.0% to 5.5% and is dependent on the amount drawn. The Company incurs standby interest charges on amounts available but not drawn under the Borrowing Base Facility, which significantly impacts the effective interest rate in periods when there are small or no borrowings under the facility. The amount of the Borrowing Base may fluctuate over time and is determined principally by the net present value of the Company’s Proved and Probable reserves over the term of the Borrowing Base Facility, up to a pre-defined commitment amount which is subject to pre-determined semi-annual reductions in accordance with the terms of the Borrowing Base Facility. Accordingly, for each balance sheet date, the timing of repayment is estimated based on the most recent redetermination of the Borrowing Base and repayment schedules may change in future periods.
Deferred financing costs related to the Borrowing Base Facility have been presented as an asset on the Company's Condensed Consolidated Interim Balance Sheets as at June 30, 2015 and December 31, 2014 since there were no amounts drawn on the Borrowing Base Facility as at these dates. Deferred financing costs are amortized based on the borrowing capacity available in the Borrowing Base Facility.

Q2-2015	25

12. CONVERTIBLE DEBENTURES

(000s)
Balance at December 31, 2014	$69,093
Fair value adjustment	10,153
Foreign exchange adjustment	(4,825)
Balance at June 30, 2015	$74,421
In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$14.04 per common share. The debentures are not redeemable by the Company on or before March 31, 2015 other than in limited circumstances in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted-average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price (or C$17.55 per common share). The conversion price of the convertible debentures will adjust for any amounts paid out as dividends on the common shares of the Company, provided that the dividend payment causes the conversion price to change by 1% or more. Interest of 6% is payable semi-annually in arrears on March 31 and September 30. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.
The convertible debentures are classified as financial instruments at fair value through profit or loss, and as such are measured at fair value with changes in fair value included in earnings. Fair value is determined based on market price quotes from the exchange on which the convertible debentures are traded as at the period end date. As at June 30, 2015 the convertible debentures were trading at a price of C$94.97 for a C$100.00 par value debenture. This represents an increase of $12.97 since December 31, 2014, and as a result the Company has recognized a net expense of $10.2 million for the six months ended June 30, 2015.
13. COMMITMENTS AND CONTINGENCIES
The Company is subject to certain office and equipment leases.
Pursuant to the PSC for North West Gharib in Egypt, the Company had a minimum financial commitment of $35.0 million ($9.7 million remaining) and a work commitment for 30 wells and 200 square kilometers of 3-D seismic during the initial-three year exploration period, which commenced on November 7, 2013. As at June 30, 2015, the Company had expended $25.3 million towards meeting that commitment.
Pursuant to the PSC for South East Gharib in Egypt, the Company had a minimum financial commitment of $7.5 million ($2.3 million remaining)and a work commitment for two wells, 200 square kilometers of 3-D seismic and 300 kilometers of 2-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at June 30, 2015, the Company had expended $5.2 million towards meeting that commitment.
Pursuant to the PSC for South West Gharib in Egypt, the Company had a minimum financial commitment of $10.0 million ($5.1 million remaining)and a work commitment for four wells and 200 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at June 30, 2015, the Company had expended $4.9 million towards meeting that commitment.

Pursuant to the PSC for South Ghazalat in Egypt, the Company had a minimum financial commitment of $8.0 million and a work commitment for two wells and 400 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at June 30, 2015, the Company had met its financial commitment.
Pursuant to the PSC for North West Sitra in Egypt, the Company had a minimum financial commitment of $10.0 million ($9.9 million remaining) and a work commitment for two wells and 300 square kilometers of 3-D seismic during the initial three and a half year exploration period, which commenced on January 8, 2015. As at June 30, 2015, the Company had expended $0.1 million towards meeting that commitment.
In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at June 30, 2015.

26	Q2-2015

14. SHARE CAPITAL
Authorized
The Company is authorized to issue an unlimited number of common shares with no par value.
Issued

	Six Months Ended		Year Ended
	June 30, 2015		December 31, 2014
000’s	Shares	Amount	Shares	Amount
Balance, beginning of period	75,240	$164,006	74,600	$160,561
Purchase of common shares	(2,270)	(9,031)	—	—
Stock options exercised	70	208	640	2,562
Share-based compensation on exercise	—	91	—	883
Balance, end of period	73,040	$155,274	75,240	$164,006
On March 25, 2015, the Toronto Stock Exchange ("TSX") accepted the Company's notice of intention to make a Normal Course Issuer Bid ("NCIB") for its common shares. Under the NCIB, the Company may acquire up to 6,207,585 common shares, which is equal to 10% of the public float. The NCIB commenced on March 31, 2015, and will terminate on March 30, 2016 or such earlier date on which TransGlobe completes its purchases of common shares under the NCIB or terminates the NCIB at its option.
During the three and six months ended June 30, 2015, the Company repurchased 2,269,990 common shares. All common shares acquired were cancelled and the cost of shares repurchased (including transaction costs) was applied directly against share capital. Subsequent to the end of the second quarter, the Company repurchased an additional 833,802 common shares.
15. SHARE-BASED PAYMENTS
Stock option plan
The Company operates a stock option plan to provide equity-settled share-based remuneration to directors, officers and employees. The number of Common Shares that may be issued pursuant to the exercise of options awarded under the stock option plan and all other Security Based Compensation Arrangements of the Company is 10% of the common shares outstanding from time to time. All incentive stock options granted under the Plan have a per-share exercise price equal to the weighted average trading price of the common shares for the five trading days prior to the date of grant. Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value and the resulting fair value is amortized over the vesting period of the respective tranches.
The following table summarizes information about the stock options outstanding and exercisable at the dates indicated:

	Six Months Ended		Year Ended
	June 30, 2015		December 31, 2014
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	of	Exercise
(000s except per share amounts)	Options	Price (C$)	Options	Price (C$)
Options outstanding, beginning of period	6,027	9.58	5,871	9.51
Granted	1,024	4.99	1,208	7.34
Exercised	(70)	3.64	(640)	4.48
Forfeited	(572)	9.66	(412)	10.92
Expired	(550)	7.61	—	—
Options outstanding, end of period	5,859	9.07	6,027	9.58
Options exercisable, end of period	3,428	10.60	3,193	10.35
Compensation expense of $1.3 million was recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income and Changes in Shareholders’ Equity during the six month period ended June 30, 2015 (2014 - $2.1 million) in respect of equity-settled share-based payment transactions. The fair value of all common stock options granted is estimated on the date of grant using the lattice-based trinomial option pricing model.
All options granted vest annually over a three-year period and expire five years after the grant date. During the six month period ended June 30, 2015, employees exercised 70,000 (2014 – 332,000) stock options. The fair value related to these options was $0.1 million, (2014 - $0.6 million) at time of grant and has been transferred from contributed surplus to share capital. As at June 30, 2015 and December 31, 2014, the entire balance in contributed surplus was related to previously recognized share-based compensation expense on equity-settled stock options.
Restricted share unit, performance share unit and deferred share unit plans
In May 2014, the Company implemented a restricted share unit ("RSU") plan, a performance share unit ("PSU") plan and a deferred share unit ("DSU") plan. RSUs may be issued to directors, officers and employees of the Company, and each RSU entitles the holder to a cash payment equal to the fair market value of a TransGlobe common share on the vesting date of the RSU. All RSUs granted vest annually over a three-year period, and all must be settled within 30 days of their respective vesting dates.

Q2-2015	27

PSUs are similar to RSUs, except that the number of PSUs that ultimately vest is dependent on achieving certain performance targets and objectives as set by the board of directors. Depending on performance, vested PSUs can range between 50% and 150% of the original PSU grant. All PSUs granted vest on the third anniversary of their grant date, and all must be settled within 60 days of their vesting dates.
DSUs are similar to RSUs, except that they become fully vested on the date of grant and may only be issued to directors of the Company. Distributions under the DSU plan do not occur until the retirement of the DSU holder from the Company's board of directors.
The number of RSUs, PSUs and DSUs outstanding as at June 30, 2015 is as follows:

	Restricted	Performance	Deferred
	Share	Share	Share
(000s, except per share amounts)	Units	Units	Units
Units outstanding, beginning of period	367	294	149
Granted	430	445	107
Exercised	(89)	—	—
Forfeited	(16)	(29)	—
Reinvested	14	13	5
Units outstanding, end of period	706	723	261
Compensation expense of $1.3 million was recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income and Changes in Shareholders' Equity during the six month period ended June 30, 2015 (2014 - $0.7 million) in respect of share units granted under the three plans described above. The expense related to the share units granted under these plans is measured at fair value using the lattice-based trinomial pricing model and is recognized over the vesting period, with a corresponding liability recognized on the Condensed Consolidated Interim Balance Sheet. Until the liability is ultimately settled, it is re-measured at each reporting date with changes to fair value recognized in earnings.
16. PER SHARE AMOUNTS
In calculating the earnings per share, basic and diluted, the following weighted average shares were used:

	Three Months Ended		Six Months Ended
	June 30		June 30
(000s)	2015	2014	2015	2014
Weighted average number of shares outstanding	74,236	74,826	74,747	74,732
Dilutive effect of stock options	—	831	—	936
Weighted-average number of diluted shares outstanding	74,236	75,657	74,747	75,668

In determining diluted earnings per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted average number of diluted common shares outstanding for the three and six month periods ended June 30, 2015, the Company excluded 4,834,400 and 5,858,400 stock options (2014 – 4,466,700 and 4,201,700, respectively) as their exercise price was greater than the average common share market price in the respective periods.
The convertible debentures are dilutive in any period in which earnings per share is reduced by the effect of adjusting net earnings for the impact of the convertible debentures, and adjusting the weighted-average number of shares outstanding for the potential shares issuable on conversion of the convertible debentures. The convertible debentures were not dilutive for the three and six months ended June 30, 2015 or June 30, 2014.
17. DIVIDENDS
During the six months ended June 30, 2015, TransGlobe paid cash dividends as follows:

Ex-dividend date	Record Date	Payment Date	Per Share Amount
March 12, 2015	March 16, 2015	March 31, 2015	$0.05
June 11, 2015	June 15, 2015	June 30, 2015	$0.05

The actual amount of future quarterly dividends will be proposed by management and subject to the approval and discretion of the Board. The Board reviews proposed dividend payments in conjunction with their review of quarterly financial and operating results. Future dividend levels will be dependent upon economic factors including commodity prices, capital expenditure programs and production volumes, and will be evaluated regularly to ensure that dividend payments do not compromise the strong financial position or the growth of the Company.

28	Q2-2015

18. SEGMENTED INFORMATION
The Company has two reportable operating segments: the Arab Republic of Egypt and the Republic of Yemen. The Company, through its operating segments, is engaged primarily in oil exploration, development and production and the acquisition of properties.
In presenting information on the basis of operating segments, segment revenue is based on the geographical location of assets which is also consistent with the location of the segment customers. Segmented assets are also based on the geographical location of the assets. There are no inter-segment sales.
The accounting policies of the operating segments are the same as the Company’s accounting policies.

	Egypt		Yemen		Total
	Six Months Ended		Six Months Ended		Six Months Ended
	June 30		June 30		June 30
(000s)	2015	2014	2015	2014	2015	2014
Revenue
Oil sales, net of royalties	$62,554	$146,242	$979	$8,164	$63,533	$154,406
Finance revenue	132	5	1	—	133	5
Total segmented revenue	62,686	146,247	980	8,164	63,666	154,411

Segmented expenses
Production and operating	25,778	32,292	3,875	6,311	29,653	38,603
Selling costs	3,897	—	—	—	3,897	—
Depletion, depreciation and amortization	23,704	24,030	—	1,150	23,704	25,180
Realized derivative loss on commodity contracts	688	—	—	—	688	—
Income taxes – current	14,380	37,153	42	844	14,422	37,997
Income taxes – deferred	(8,483)	(1,913)	—	1,058	(8,483)	(855)
Total segmented expenses	59,964	91,562	3,917	9,363	63,881	100,925

Segmented earnings	$2,722	$54,685	$(2,937)	$(1,199)	(215)	53,486

Non-segmented expenses (income)
Total non-segmented expenses					23,562	10,595

Net earnings for the period					$(23,777)	$42,891

Capital expenditures
Exploration and development	$36,302	$30,445	$—	$984	$36,302	$31,429
Corporate					136	426
Total capital expenditures					$36,438	$31,855

Q2-2015	29

	Egypt		Yemen		Total
	Three Months Ended		Three Months Ended		Three Months Ended
	June 30		June 30		June 30
(000s)	2015	2014	2015	2014	2015	2014
Revenue
Oil sales, net of royalties	$34,178	$72,321	$(218)	$3,719	$33,960	$76,040
Finance revenue	52	—	—	—	52	—
Total segmented revenue	34,230	72,321	(218)	3,719	34,012	76,040

Segmented expenses
Production and operating	12,778	15,985	1,410	3,040	14,188	19,025
Selling costs	806	—	—	—	806	—
Depletion, depreciation and amortization	12,288	11,660	—	448	12,288	12,108
Income taxes – current	7,563	17,718	(16)	385	7,547	18,103
Income taxes – deferred	(4,797)	(421)	—	179	(4,797)	(242)
Total segmented expenses	28,638	44,942	1,394	4,052	30,032	48,994

Segmented earnings	$5,592	$27,379	$(1,612)	$(333)	3,980	27,046

Non-segmented expenses (income)
Total non-segmented expenses					16,560	847

Net earnings for the period					$(12,580)	$26,199

Capital expenditures
Exploration and development	$22,269	$16,529	$—	$550	$22,269	$17,079
Corporate					68	411
Total capital expenditures					$22,337	$17,490

30	Q2-2015

The carrying amounts of reportable segment assets and liabilities are as follows:

June 30, 2015
(000s)	Egypt	Yemen	Total
Assets
Segmented assets	489,042	3,571	492,613
Non-segmented assets			107,131
Total assets			$599,744

Liabilities
Segmented liabilities	53,653	2,713	56,366
Non-segmented liabilities			82,028
Total liabilities			$138,394

December 31, 2014
(000s)	Egypt	Yemen	Total
Assets
Segmented assets	597,475	3,493	600,968
Non-segmented assets			53,090
Total assets			$654,058

Liabilities
Segmented liabilities	74,277	3,940	78,217
Non-segmented liabilities			75,741
Total liabilities			$153,958

Q2-2015	31

19. SUPPLEMENTAL CASH FLOW INFORMATION
Changes in non-cash working capital consisted of the following:

	Three Months Ended		Six Months Ended
	June 30		June 30
(000s)	2015	2014	2015	2014
Operating activities
(Increase) decrease in current assets
Accounts receivable	$18,615	$(8,688)	$44,762	$(34,440)
Prepaids and other	3,463	355	7,053	(2,548)
Product inventory	(905)	2,238	(2,741)	499
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(3,841)	(3,623)	(10,406)	(2,505)
	$17,332	$(9,718)	$38,668	$(38,994)

Investing Activities
(Increase) decrease in current assets
Prepaids and other	$—	$(66)	$—	$394
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	7,639	(2,788)	(3,209)	(2,933)
	$7,639	$(2,854)	$(3,209)	$(2,539)

32	Q2-2015

CORPORATE INFORMATION

DIRECTORS	TRANSFER AGENT
Computershare Trust Company of Canada
Robert G. Jennings (1) (3)	600, 530 8th Avenue S.W.
Chairman	Calgary, Alberta T2P 3S8

Ross G. Clarkson
President & CEO	LEGAL COUNSEL
Burnet, Duckworth & Palmer LLP
Lloyd W. Herrick (5)	Calgary, Alberta
Vice President & COO

Geoffrey C. Chase (2) (4)	AUDITORS
Deloitte LLP
David B. Cook (1) (3)	Calgary, Alberta

Fred J. Dyment (1) (2) (3)
EVALUATION ENGINEERS
Susan M. MacKenzie (2) (3) (4) (5)	DeGolyer and MacNaughton Canada Limited

G. R. (Bob) MacDougall (2) (4) (5)
BANK
(1) Audit Committee	Sumitomo Mitsui Banking Corporation Europe Limited
(2) Compensation & Human Resources Committee	London, Great Britain
(3) Governance & Nominating Committee
(4) Reserves Committee
(5) Health, Safety, Environment & Social Responsibility Committee	INVESTOR RELATIONS
Steve Langmaid
OFFICERS	Telephone: 403-444-4787
investor.relations@trans-globe.com
Ross G. Clarkson
President & Chief Executive Officer
WEBSITE
Lloyd W. Herrick	www.trans-globe.com
Vice President & Chief Operating Officer

Randy C. Neely	HEAD OFFICE
Vice President, Finance, Chief Financial Officer & Corporate Secretary	2300, 250 – 5th Street S.W.
Calgary, Alberta, Canada T2P 0R4
Albert E. Gress	Telephone: (403) 264-9888
Vice President, Business Development	Facsimile: (403) 770-8855

Brett Norris
Vice President, Exploration
EGYPT OFFICE
Marilyn A. Vrooman-Robertson	10 Rd 261
Assistant Corporate Secretary	New Maadi, Cairo, Egypt

www.trans-globe.com
TSX: TGL NASDAQ: TGA